金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2005 JAN 12 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE


GOLD
PEAK

January 10, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


05005169

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of Discloseable Transaction – Disposal of Jiangsu Toppower Automotive Electronics Co., Ltd by GP Industries Limited	December 13, 2004
Overseas Regulatory Announcement – Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest of CIH Limited	December 24, 2004
Overseas Regulatory Announcement – Profit warning by an associated company of GP Industries Limited	December 29, 2004
Overseas Regulatory Announcement – Change of Status of Executive Director of CIH Limited	January 3, 2005
Circular of "Discloseable Transaction – Disposal of Jiangsu Toppower Automotive Electronics Co., Ltd by GP Industries Limited	January 3, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

1/13

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

40 GOLD PEAK 1964-2004

Exemption #
82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Discloseable Transaction
Disposal of Jiangsu Toppower Automotive Electronics Co., Ltd. by GP Industries Limited

On 13th December, 2004, GP Industries entered into the Sale and Purchase Agreement with the Purchasers pursuant to which GP Industries had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from GP Industries its entire 41.56% interest in Toppower for a cash consideration of RMB99.0 million (or approximately HK$93.1 million) and payable on or before the completion of the Sale and Purchase Agreement.

The Disposal constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further details of the Disposal, will be despatched to shareholders of the Company as soon as practicable.

Dec 14, 2004
SCMP

INTRODUCTION

On 13th December, 2004, GP Industries entered into the Sale and Purchase Agreement with the Purchasers pursuant to which GP Industries had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from GP Industries its entire 41.56% interest in Toppower for a cash consideration of RMB99.0 million (or approximately HK$93.1 million) and payable on or before the completion of the Sale and Purchase Agreement.

THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchase Agreement.

Date
13th December, 2004

Parties

Vendor : GP Industries

Purchasers : US Co., an investment holding company; and BVI Co., an investment holding company

As far as the Company is aware, GP Industries and the Purchasers get to know each other through the introduction by Toppower regarding the Disposal.

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Purchasers and their respective ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules).

Assets being disposed

41.56% equity interest in Toppower. Of the 41.56% interest, approximately 29.09% is to be transferred to US Co. and the remaining interest of approximately 12.47% to BVI Co.

Consideration

RMB99.0 million (or approximately HK$93.1 million) in cash and payable in one lump-sum payment on or before the completion of the Sale and Purchase Agreement.

The consideration was determined after arm's length negotiations based on prevailing market P/E multiples of companies in the PRC operating in business of similar nature and size as Toppower with reference to the earnings of Toppower with discounting adjustments.

Completion

Completion will take place within 10 business days after the revised business licence of Toppower has been issued by 徐州市工商行政管理局 (Xuzhou Administration of Industry and Commerce), which date is expected to be on or before 15th January, 2005 or on such date as mutually agreed by the parties.

INFORMATION ON TOPPOWER

Toppower is a Sino-foreign joint venture limited liability company incorporated in the PRC. Toppower is mainly engaged in the design, manufacture and sale of automobile electronic products and related after-sales service. Toppower is also interested in several other PRC-incorporated entities that engage in the manufacturing and sale of automotive electronics products.

JTEG is a limited liability company incorporated in the PRC in 1989. JTEG is mainly engaged in the manufacture and sale of car electronic component, battery power, electrical household appliances and other electronic component.

SUMMARY OF FINANCIAL RESULTS OF TOPPOWER

A summary of the audited consolidated results of Toppower for the two years ended 31st December, 2003 are as follows:

	Year ended 31st December,			
	2002		2003	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	369,053	346,909	277,002	260,381
Profit before tax and minority interests	29,098	27,352	27,714	26,051
Profit after tax and minority interests	18,608	17,491	18,787	17,659

The audited net tangible assets of Toppower as at 31st December, 2003 amounted to approximately RMB97.0 million.

REASONS AND BENEFITS FOR THE DISPOSAL

GP Industries has decided to divest its investment in Toppower following the decision of JTEG and the other shareholders to divest completely from Toppower. Before divesting its interest in Toppower, JTEG was interested in approximately 44.62% of Toppower and was valued by GP Industries as a principal partner in the formation and operation of Toppower. Following the divestment made by JTEG, GP Industries envisages future uncertainties over the operation of Toppower and considers it appropriate to dispose of its interest in Toppower.

The Board believes that the terms of the Sale and Purchase Agreement are fair and reasonable and the Disposal is in the interests of the Company and its shareholders as a whole.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

GP Industries intends to use the proceeds of the Disposal net of capital gain tax and expenses incurred in relation to the Disposal for general working capital purposes.

The Group is expected to record an unaudited gain of approximately HK$40 million for the financial year ending 31st March, 2005, based on the unaudited balance sheet of Toppower as at 30th September, 2004.

The Company confirms that there is no adverse financial and operational impact on the Group as a result of the Disposal.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, audio equipment, electrical installation products and various electronic products. GP Industries is the main industrial investment vehicle of the Company which held approximately 87.18% interest in GP Industries as at the date of this announcement.

The Disposal constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further details of the Disposal, will be despatched to shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

DEFINITIONS

"Board"	the board of Directors
"BVI Co."	a company incorporated in the British Virgin Islands and an Independent Third Party
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Directors"	directors of the Company
"Disposal"	the disposal by GP Industries of its entire 41.56% interest in Toppower to the Purchasers pursuant to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.18% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a third party independent of and not connected with the Company or its connected persons (as defined in the Listing Rules)
"JTEG"	江蘇天寶電子集團有限公司 (Jiangsu Toppower Electronic Group Co., Ltd.), a limited liability company incorporated in the PRC and was a joint venture partner of GP Industries prior to the disposal of its interest in Toppower
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Sale and Purchase Agreement"	a sale and purchase agreement dated 13th December, 2004 entered into between GP Industries, the Purchasers and Toppower in relation to the Disposal
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Purchasers"	US Co. and BVI Co.
"Toppower"	江蘇天寶汽車電子有限公司 (Jiangsu Toppower Automotive Electronics Co., Ltd.), a Sino-foreign joint venture limited liability company incorporated in the PRC and an associate of GP Industries immediately prior to the completion of the Disposal
"US Co."	a company incorporated in the State of Michigan, the United States of America and an Independent Third Party
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

In this circular, unless otherwise stated, certain amounts denominated in Renminbi have been translated (for information only) into Hong Kong dollars at an exchange rate of RMB1.00=HK$0.94. Such conversions shall not be construed as representations that amounts in Renminbi could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 13th December, 2004
www.goldpeak.com


40
GOLD
PEAK

閣下對本通函或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業(集團)有限公司股份， 閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號：40)


GOLD
PEAK

須予披露交易－
關於GP工業有限公司
出售
江蘇天寶汽車電子有限公司

GOLD PEAK 1964-2004

二零零五年一月三日

目 錄

在本通函中，除文義另有所指外，下列詞語涵義如下：

「董事局」	指	董事局
「英屬維爾京公司」	指	一間於英屬維爾京群島成立之公司及為一獨立第三者
「CIHL」	指	CIH Limited，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約65.15%之附屬公司
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市
「董事」	指	本公司董事
「出售交易」	指	GP工業根據買賣協議向買方出售其所有於天寶41.56%之權益
「金山工業集團」	指	本公司及其附屬公司
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.08%之聯營公司
「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，由本公司擁有約87.16%之附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「獨立第三者」	指	按上市規則定義，獨立於及與本公司或其關聯人士並無關聯之第三者
「天寶電子集團」	指	江蘇天寶電子集團有限公司，一間於中國成立之有限責任公司，於出售其於天寶權益前為GP工業之合資公司夥伴

「最後實際可行日期」	指	二零零四年十二月三十日,即確定此通函之部份資料以刊印此通函之最後可行日期
「上市規則」	指	香港聯交所證券上市規則
「中國」	指	中華人民共和國
「買方」	指	美國公司及英屬維爾京公司
「買賣協議」	指	日期為二零零四年十二月十三日由GP 工業,買方及天寶就出售交易訂立之買賣協議
「證券及期貨修例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司每股面值0.50港元之普通股
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「天寶」	指	江蘇天寶汽車電子有限公司,一間於中國成立之中外合資股份有限責任公司,於完成出售交易之前為GP工業之聯營公司
「美國公司」	指	一間於美國密歇根州成立之公司及為一獨立第三者
「徐州市工商行政管理局」	指	徐州市工商行政管理局
「港元」	指	香港法定貨幣港元
「人民幣」	指	中華人民共和國法定貨幣人民幣
「坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本公佈內,除另有註明外,若干人民幣金額已按1人民幣兑0.94港元之匯率換算為港元,僅供參考。該等換算並不代表人民幣金額可能已或可以按該匯率或任何其他匯率換算為港元,反之亦然。


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球
呂明華*
羅肇強*
陳志聰*

* 獨立非執行董事

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
8樓

敬啟者:

須予披露交易 —
關於GP工業有限公司出售江蘇天寶汽車電子有限公司

1. 引言

董事局於二零零四年十二月十三日公佈,GP工業與買方訂立買賣協議。據此,GP工業同意向買方出售,而買方同意從GP工業購入其全部於天寶之41.56%權益,代價為99,000,000人民幣(或約93,100,000港元),代價須於完成買賣協議日或以前以現金支付。

根據上市規則,買賣協議詳列之出售交易構成本公司之須予披露交易。

此通函之目的在於提供　閣下有關出售交易之進一步資料。

2. 買賣協議

下文為買賣協議之主要條款之概要。

日期

二零零四年十二月十三日

訂約方

賣方:　GP工業

買方:　美國公司(一間投資控股公司)及

英屬維爾京公司(一間投資控股公司)

就本公司所知,GP工業乃因天寶就出售交易介紹買方予GP工業而互相認識。

本公司確認,據董事作出一切合理查詢後所深知、所得資料及確信,買方及其最終實益擁有人均與本公司及與本公司及其附屬公司之董事、行政總裁或主要股東及彼等各自之聯繫人士(定義見上市規則)概無關連。

出售資產

天寶之41.56%股本權益。於41.56%權益中,約29.09%將會轉讓予美國公司,而餘下約12.47%將轉讓予英屬維爾京公司。

代價

代價為99,000,000人民幣(或約93,100,000港元),須於完成買賣協議日或以前以現金一次支付。.

代價乃經公平磋商，參照現時於中國運作之相似性質及規模企業之市盈率，因應天寶之盈利作出相應調整後而釐定。

完成

完成將於天寶獲徐州市工商行政管理局授予經修訂之商業牌照後10個工作天內生效，預期日子為二零零五年一月十五日或以前或於訂約雙方同意之日期。於最後實際可行日期，經修訂之商業牌照尚有待徐州市工商行政管理局之授予。

3. 關於天寶之資料

天寶為於中國成立之一間中外合資股份有限責任公司。天寶主要從事設計、製造及銷售汽車電子產品及有關售後服務。天寶同時擁有數個在中國從事製造汽車電子產品企業之權益。

天寶電子集團於一九八九年在中國成立為一間有限責任公司。天寶電子集團主要從事製造及銷售汽車電子零部件、電池、家居電器產品及其他電子零部件。

4. 天寶之財務業績概要

天寶截至二零零三年十二月三十一日止兩個年度之經審核綜合業績概述如下：

	截至十二月三十一日止年度			
	二零零二年		二零零三年	
	千人民幣	*千港元*	*千人民幣*	*千港元*
營業額	369,053	346,909	277,002	260,381
除稅及少數股東權益前溢利	29,098	27,352	27,714	26,051
除稅及少數股東權益後溢利	18,608	17,491	18,787	17,659

天寶於二零零三年十二月三十一日之經審核有形資產淨值約為97,000,000人民幣（或約91,200,000港元）。

5. 出售交易之原因及利益

本公司為一間投資控股公司。其主要附屬公司及聯營公司之業務為投資控股，以及製造、推廣及買賣電池、音響設備、裝置電器產品及各種電子產品。GP工業為本公司主要工業投資工具，截至最後實際可行日期，本公司持有GP工業約87.16%權益。

隨天寶電子集團及其他股東決定完全出售其於天寶之投資，GP工業決定出售其於天寶之投資。於出售其於天寶權益前，天寶電子集團擁有天寶約44.62%之權益，並被GP工業視為創立及運作天寶之重要夥伴。於天寶電子集團出售天寶後，GP工業預期天寶運作上可能遇上不明朗因素。因此，GP工業相信出售其於天寶之權益乃適當決定。

董事局相信，買賣協議之條款公平合理，出售交易亦符合本公司及其股東整體利益。

6. 款項用途及出售交易之財務影響

GP工業打算把扣除資產增值稅及與出售交易有關費用後之出售交易款項用作一般營運資金。

基於天寶於二零零四年九月三十日之未經審核資產負債表，本集團預期可於二零零五年三月三十一日止之財務年度錄得約40,000,000港元之未經審核利潤，而集團之綜合有形資產淨值將增加約相同數值。

本公司確認出售交易對集團財務及運作上並無不良影響。

7. 其他資料

附錄載有其他資料，敬希垂注。

此致

本公司列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零五年一月三日

1. 責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

2. 董事權益之披露

(a) 於最後實際可行日期，本公司之董事及總裁於本公司或其任何聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八章須通知本公司及聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）如下：－

(i) 本公司

董事姓名	個人權益	所持股份數目 家族權益	合計權益	約佔本公司 已發行股本 百份比 （百份率）
羅仲榮	73,701,811	–	73,701,811	13.52
吳崇安	68,771,957	417,000	69,188,957	12.69
羅仲炳	–	3,239,066	3,239,066	0.59
羅仲煒	21,986,518	–	21,986,518	4.03
梁伯全	3,202,581	–	3,202,581	0.59
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.36
呂明華	–	–	–	–
羅肇強	411,081	–	411,081	0.08
陳志聰	–	–	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目 1.41港元 認購期由二零零零年五月八日至二零零五年五月七日	1.45港元 認購期由二零零一年三月三十日至二零零六年三月二十九日	1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	1,250,000	1,250,000	–	1,600,000
吳崇安	1,000,000	1,000,000	–	1,600,000
羅仲炳	625,000	625,000	650,000	1,000,000
羅仲煒	625,000	625,000	650,000	1,000,000
梁伯全	–	–	–	–
顧玉興	–	–	–	500,000
莊紹樑	–	625,000	–	500,000
周國偉	–	625,000	500,000	600,000
王維勤	–	625,000	–	1,000,000
張定球	–	–	300,000	400,000
呂明華	–	–	250,000	300,000
羅肇強	–	–	250,000	200,000
陳志聰	–	–	–	–

(ii)　關聯公司

董事姓名	所持金山電池普通股份數目	約佔金山電池已發行股本百份比 （百份率）	所持金山電能科技股份有限公司普通股份數目	約佔金山電能科技股份有限公司已發行股本百份比 （百份率）	所持CIHL普通股份數目	約佔CIHL已發行股本百份比 （百份率）	所持GP工業普通股份數目	約佔GP工業已發行股本百份比 （百份率）
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
羅肇強	–	–	–	–	40,000	0.03	–	–
陳志聰	–	–	–	–	–	–	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之金山電池股份數目 1.410坡元 認購期由 二零零二年 三月十七日至 二零一零年 三月十六日	1.600坡元 認購期由 二零零二年 十月十一日至 二零一零年 十月十日	1.250坡元 認購期由 二零零四年 八月五日至 二零一二年 八月四日	2.500坡元 認購期由 二零零五年 六月二十五日至 二零一三年 六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之CIHL股份數目 2.025坡元 認購期由二零零二年五月二十五日 至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000
羅肇強	110,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之GP工業股份數目 0.456坡元 認購期由 二零零二年 四月十四日至 二零一零年 四月十三日	0.620坡元 認購期由 二零零三年 四月四日至 二零一一年 四月三日	0.55坡元 認購期由 二零零三年 八月十四日至 二零一二年 八月十三日	0.88坡元 認購期由 二零零四年 九月十五日至 二零一三年 九月十四日	1.03坡元 認購期由 二零零五年 七月五日至 二零一四年 七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

[illegible]) 除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其任何關聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份[illegible]中，擁有根據證券及期貨條例第十五節第七及八章須通知本公司及聯[illegible]據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據[illegible]證券交易標準守則之規定須通知本公司及聯交所之權益

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節第二及三章須通知本公司之本公司股份或相關股份之權益或淡倉：

股東名稱	身份	持有股份數目 （股數）	約佔本公司已發行股份百分比 （百分率）
Schneider Electric Industries SA	受益人	54,564,000	10.01

於最後實際可行日期，就本公司董事或總裁所知，下列人士（本公司之董事或總裁除外）直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士所佔已發行股份百分比 （百分率）
CIH Limited	Belvedire Pty Ltd	17.50
第一電聲企業惠州有限公司	惠州市德茂實業有限公司	15.00
KEF America Inc.	The Chanin Family Limited Partnership	30.91
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	日本古河汽車配件有限公司	
	惠州市德賽工業發展有限公司	

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士所佔已發行股份百分比（百分率）
惠州市金山電子有限公司	惠州市德賽集團有限公司	7.14
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Pvt) Ltd	49.00
兆光科技有限公司	Lighthouse International Holdings Ltd	10.11
	C.I. Holdings Ltd.	9.33
貝亞亮照明（惠州）有限公司	惠州市德賽集團有限公司	10.00

除以上所披露者外，於最後實際可行日期，本公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節第二及三章須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

4. 董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士（定義見上市規則）概無於與金山工業集團存在競爭或可能存在競爭之業務上擁有任何權益。

5. 服務合約

於最後實際可行日期，本公司概無與其任何董事訂立或建議訂立任何服務協議（不包括於一年內屆滿或由本公司終止而毋須作出賠償（法定賠償除外）之合約）。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之專業會計師為王維勤先生。王維勤先生為特許公認會計師公會資深會員、香港及英國執業會計師、加拿大及美國Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員及美國Institute of Business Administration會員，他亦為香港會計師公會會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。股票過戶登記處為雅柏勤證券登記有限公司，位於香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 如本文件之中英文內容有任何分歧，乃以英文本為準。

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom, a Certified Public Accountant in both Hong Kong and the United Kingdom, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the United States of America. He is also a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom and the Institute of Business Administration of the United States. He is also a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Approximate percentage of the issued share capital held by the person *(%)*
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	7.14
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc.	10.00
Clipsal Marketing (Private) Limited	Orient Distribution System (Pvt) Ltd	49.00
Lighthouse Technologies Ltd	Lighthouse International Holdings Ltd	10.11
	C.I. Holdings Ltd.	9.33
Pierlite Lighting (China) Limited	Desay Group Corporation	10.00

Save as disclosed above, the Directors and the Chief Executive of the Company are not aware of any person (other than a Director or Chief Executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3. SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the Chief Executive of the Company, the following person (not being a Director or Chief Executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Capacity	Number of Shares held *(shares)*	Approximate percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	10.01

As at the Latest Practicable Date, so far as was known to the Directors and the Chief Executive of the Company, the following persons (not being a Director or Chief Executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Approximate percentage of the issued share capital held by the person *(%)*
CIH Limited	Belvedire Pty Ltd	17.50
Goldmax International (China) Limited	Huizhou Demao Industry Co Ltd	15.00
KEF America Inc.	The Chanin Family Limited Partnership	30.91
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc.	10.00
	Huizhou Desay Industry Co Ltd	10.00

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of			
	S$1.410 with option period from 17th March, 2002 to 16th March, 2010	S$1.600 with option period from 11th October, 2002 to 10th October, 2010	S$1.250 with option period from 5th August, 2004 to 4th August, 2012	S$2.500 with option period from 25th June, 2005 to 24th June, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	–	–	–	170,000
Raymond WONG Wai Kan	–	–	120,000	120,000

Name of Director	Number of CIHL shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from 25th May, 2002 to 24th May, 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000
John LO Siew Kiong	110,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	S$0.456 with option period from 14th April, 2002 to 13th April, 2010	S$0.62 with option period from 4th April, 2003 to 3rd April, 2011	S$0.55 with option period from 14th August, 2003 to 13th August, 2012	S$0.88 with option period from 15th September, 2004 to 14th September, 2013	S$1.03 with option period from 5th July, 2005 to 4th July, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

(b) Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.41 with option period from 8th May, 2000 to 7th May, 2005	HK$1.45 with option period from 30th March, 2001 to 29th March, 2006	HK$1.17 with option period from 18th April, 2003 to 17th October, 2007	HK$1.84 with option period from 2nd October, 2003 to 1st October, 2008
Victor LO Chung Wing	1,250,000	1,250,000	-	1,600,000
Andrew NG Sung On	1,000,000	1,000,000	-	1,600,000
Kevin LO Chung Ping	625,000	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	625,000	650,000	1,000,000
LEUNG Pak Chuen	-	-	-	-
Richard KU Yuk Hing	-	-	-	500,000
Andrew CHUANG Siu Leung	-	625,000	-	500,000
CHAU Kwok Wai	-	625,000	500,000	600,000
Raymond WONG Wai Kan	-	625,000	-	1,000,000
Vincent CHEUNG Ting Kau	-	-	300,000	400,000
LUI Ming Wah	-	-	250,000	300,000
John LO Siew Kiong	-	-	250,000	200,000
Frank CHAN Chi Chung	-	-	-	-

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Approximate percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Approximate percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Approximate percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Approximate percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.09
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
John LO Siew Kiong	-	-	-	-	40,000	0.03	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

	Number of Shares held			Approximate percentage shareholding in the issued share capital of the Company
Name of Director	Personal interests	Family interests	Total interests	(%)
Victor LO Chung Wing	73,701,811	–	73,701,811	13.52
Andrew NG Sung On	68,771,957	417,000	69,188,957	12.69
Kevin LO Chung Ping	–	3,239,066	3,239,066	0.59
Paul LO Chung Wai	21,986,518	–	21,986,518	4.03
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.59
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.36
LUI Ming Wah	–	–	–	–
John LO Siew Kiong	411,081	–	411,081	0.08
Frank CHAN Chi Chung	–	–	–	–

GP Industries has decided to divest its investment in Toppower following the decision of JTEG and the other shareholders to divest completely from Toppower. Before divesting its interest in Toppower, JTEG was interested in approximately 44.62% of Toppower and was valued by GP Industries as a principal partner in the formation and operation of Toppower. Following the divestment made by JTEG, GP Industries envisages future uncertainties over the operation of Toppower and considers it appropriate to dispose of its interest in Toppower.

The Board believes that the terms of the Sale and Purchase Agreement are fair and reasonable and the Disposal is in the interests of the Company and its shareholders as a whole.

6. USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

GP Industries intends to use the proceeds of the Disposal net of capital gain tax and expenses incurred in relation to the Disposal for general working capital purposes.

The Group is expected to record an unaudited gain of approximately HK$40 million for the financial year ending 31st March, 2005, based on the unaudited balance sheet of Toppower as at 30th September, 2004 and the consolidated net tangible assets of the Group will be increased by roughly the same amount.

The Company confirms that there is no adverse financial and operational impact on the Group as a result of the Disposal.

7. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

The consideration was determined after arm's length negotiations based on prevailing market P/E multiples of companies in the PRC operating in business of similar nature and size as Toppower with reference to the earnings of Toppower with discounting adjustments.

Completion

Completion will take place within 10 business days after the revised business licence of Toppower has been issued by Xuzhou AIC, which date is expected to be on or before 15th January, 2005 or on such date as mutually agreed by the parties. As at the Latest Practicable Date, the revised business licence of Toppower had yet to be issued by Xuzhou AIC.

3. INFORMATION ON TOPPOWER

Toppower is a Sino-foreign joint venture limited liability company incorporated in the PRC. Toppower is mainly engaged in the design, manufacture and sale of automobile electronic products and related after-sales service. Toppower is also interested in several other PRC-incorporated entities that engage in the manufacturing and sale of automotive electronics products.

JTEG is a limited liability company incorporated in the PRC in 1989. JTEG is mainly engaged in the manufacture and sale of car electronic components, battery power, electrical household appliances and other electronic components.

4. SUMMARY OF FINANCIAL RESULTS OF TOPPOWER

A summary of the audited consolidated results of Toppower for the two years ended 31st December, 2003 are as follows:

	Year ended 31st December,			
	2002		**2003**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	369,053	346,909	277,002	260,381
Profit before tax and minority interests	29,098	27,352	27,714	26,051
Profit after tax and minority interests	18,608	17,491	18,787	17,659

The audited net tangible assets of Toppower as at 31st December, 2003 amounted to approximately RMB97.0 million (or approximately HK$91.2 million).

5. REASONS AND BENEFITS FOR THE DISPOSAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, audio equipment, electrical installation products and various electronic products. GP Industries is the main industrial investment vehicle of the Company which held approximately 87.16% interest in GP Industries as at the Latest Practicable Date.

The Disposal contemplated under the Sale and Purchase Agreement constitutes a discloseable transaction for the Company under the Listing Rules.

The purpose of this circular is to provide you with further information relating to the Disposal.

2. THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchase Agreement:

Date

13th December, 2004

Parties

Vendor	:	GP Industries
Purchasers	:	US Co., an investment holding company; and
		BVI Co., an investment holding company

As far as the Company is aware, GP Industries and the Purchasers get to know each other through the introduction by Toppower regarding the Disposal.

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Purchasers and their respective ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules).

Assets being disposed

41.56% equity interest in Toppower. Of the 41.56% interest, approximately 29.09% is to be transferred to US Co. and the remaining interest of approximately 12.47% to BVI Co.

Consideration

RMB99.0 million (or approximately HK$93.1 million) in cash and payable in one lump-sum payment on or before the completion of the Sale and Purchase Agreement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

Board of Directors

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau
LUI Ming Wah*
John LO Siew Kiong*
Frank CHAN Chi Chung*

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

3rd January, 2005

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF JIANGSU TOPPOWER AUTOMOTIVE ELECTRONICS CO., LTD.
BY GP INDUSTRIES LIMITED

1. INTRODUCTION

On 13th December, 2004, the Board announced that GP Industries entered into the Sale and Purchase Agreement with the Purchasers pursuant to which GP Industries had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from GP Industries its entire 41.56% interest in Toppower for a cash consideration of RMB99.0 million (or approximately HK$93.1 million) and payable on or before the completion of the Sale and Purchase Agreement.

"Latest Practicable Date"	30th December, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China
"Purchasers"	US Co. and BVI Co.
"Sale and Purchase Agreement"	a sale and purchase agreement dated 13th December, 2004 entered into between GP Industries, the Purchasers and Toppower in relation to the Disposal
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Toppower"	江蘇天寶汽車電子有限公司(Jiangsu Toppower Automotive Electronics Co., Ltd.), a Sino-foreign joint venture limited liability company incorporated in the PRC and an associate of GP Industries immediately prior to the completion of the Disposal
"US Co."	a company incorporated in the State of Michigan, the United States of America and an Independent Third Party
"Xuzhou AIC"	徐州市工商行政管理局(Xuzhou Administration of Industry and Commerce)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of PRC
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

In this circular, unless otherwise stated, certain amounts denominated in Renminbi have been translated (for information only) into Hong Kong dollars at an exchange rate of RMB1.00=HK$0.94. Such conversions shall not be construed as representations that amounts in Renminbi could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"BVI Co."	a company incorporated in the British Virgin Islands and an Independent Third Party
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 65.15% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Directors"	directors of the Company
"Disposal"	the disposal by GP Industries of its entire 41.56% interest in Toppower to the Purchasers pursuant to the Sale and Purchase Agreement
"Group"	the Company and its subsidiaries
"GP Batteries"	GP Batteries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.08% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.16% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Third Party"	a third party independent of and not connected with the Company or its connected persons (as defined in the Listing Rules)
"JTEG"	江蘇天寶電子集團有限公司 (*Jiangsu Toppower Electronic Group Co., Ltd.*), a limited liability company incorporated in the PRC and was a joint venture partner of GP Industries prior to the disposal of its interest in Toppower

CONTENTS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or other transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


GOLD
PEAK

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

DISCLOSEABLE TRANSACTION
DISPOSAL OF
JIANGSU TOPPOWER AUTOMOTIVE ELECTRONICS CO., LTD.
BY GP INDUSTRIES LIMITED


GOLD
PEAK
1964-2004

3rd January, 2005





GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Profit warning by an associated company

The Directors of GP Industries Limited (the "Company") wish to announce that the Company's 49.1% owned associated company, GP Batteries International Limited ("GP Batteries"), has today issued a profit warning on its results for its financial quarter ending 31 December 2004. The full text of GP Batteries' announcement is appended.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board

Tan San-Ju
Company Secretary
29 December 2004

GP BATTERIES INTERNATIONAL LIMITED
Profit Warning for Third Quarter 2004 Results

In anticipation of the forthcoming results announcement for the third quarter ending 31 December 2004 and further to the announcement on 13 April 2004, the Directors of GP Batteries International Limited ("GP Batteries" or the "Company") deem it appropriate to issue an update on Danionics Asia Limited ("Danionics Asia") and its subsidiaries (the "Joint Venture") in which GP Batteries Group and Danionics A/S each has a 50% equity interest.

The Joint Venture has incurred substantial losses since it was formed in May 2004 mainly due to the unsatisfactory sales performance compared to what was envisaged under the original business plan presented by the management of Danionics A/S to the Company for the purpose of establishing the Joint Venture.

The Joint Venture is made up of Danionics Asia, being the 50/50 joint venture company, Danionics (Shenzhen) Limited, a wholly-owned subsidiary of Danionics Asia in China and Danionics International A/S ("Danionics International"), a wholly-owned Danish subsidiary and currently the principal operating company of the Joint Venture. The Company has been informed that the board of directors of Danionics International has today resolved to file for a suspension of payment to the Bankruptcy Court of Odense, Denmark on account of its inability to make payments as they fall due. Danionics International may be liquidated if its financial position does not improve. Any liquidation of Danionics International will have repercussions on the viability of the Joint Venture.

GP Batteries Group has advanced the total sum of about US$10 million to the Joint Venture as obligated under the shareholders' agreement between GP Batteries Group and Danionics A/S. It has also provided a guarantee of US$3 million for a loan made by Nordea Bank A/S to the Joint Venture ("the Guarantee"). As at 30 November 2004, the outstanding amount of the loan was about US$2.6 million.

On account of the current financial position of the Joint Venture, there is significant doubt as to whether GP Batteries Group will be able to recover the advances made to the Joint Venture. The Company will be making

appropriate provisions for losses in respect of such advances and for liabilities under the Guarantee. Further announcements will be made to apprise shareholders of the position as and when appropriate.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board

Tan San-Ju
Company Secretary

Submitted by Tan San-Ju, Company Secretary on 29/12/2004 to the SGX

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Miscellaneous

** Asterisks denote mandatory information*

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	*Company Secretary*
Date & Time of Broadcast	03-Jan-2005 17:57:15
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CHANGE OF STATUS OF EXECUTIVE DIRECTOR
Description	The Board of Directors of CIH Limited (the "Company") would like to announce that Mr Geoffrey Nowell Walls, an Executive Director of the Company, has become a Non-Executive Director with effect from 1 January 2005.
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Chau Kwok Wai
Designation *	Vice-Chairman & Managing Director
Date & Time of Broadcast	24-Dec-2004 13:22:50
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 24-12-2004
2. Name of Director * — Ho Pak Nin
3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 23-12-2004
2. Name of Registered Holder — Ho Pak Nin
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	55,000
As a percentage of issued share capital	0.0431 %
No. of Shares which are subject of this notice	15,000
As a percentage of issued share capital	0.0118 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.82
No. of Shares held after the change	40,000
As a percentage of issued share capital	0.0314 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	55,000	0
As a percentage of issued share capital	0.0431 %	0 %
No. of shares held after the change	40,000	0
As a percentage of issued share capital	0.0314 %	0 %

Footnotes

The percentage of issued capital before and after the change is based on 127,574,618 shares as at 24 December 2004.

Attachments:

Total size = **0**
(2048K size limit recommended)

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